

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

February 25, 2016

Via E-mail
Baiqing Shao
Chief Executive Officer
Hollysys Automation Technologies Ltd.
No. 2 Disheng Middle Road
Beijing Economic-Technological Development Area
Beijing, P.R.China 100176

> **Re: Hollysys Automation Technologies Ltd.**
> **Form 20-F for Fiscal Year Ended June 30, 2015**
> **Filed September 25, 2015**
> **File No. 001-33602**

Dear Mr. Shao:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended June 30, 2015

Item 5. Operating and Financial Review and Prospects

Goodwill, page 46

1.   In light of the impairment charge recorded in 2015, in future filings please clarify whether any of your reporting units are at risk of failing step one of the goodwill impairment evaluation. For any such reporting units, in future filings please also consider the following disclosures:

- The percentage by which fair value exceeded carrying value as of the date of the most recent test;

- The amount of goodwill allocated to the reporting unit;
- A description of the methods and key assumptions used and how the key assumptions were determined;
- A discussion of the degree of uncertainty associated with the key assumptions; and,
- A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Item 8. Consolidated Financial Statements

Report of Independent Registered Accounting Firm, page F-2

2.   We note that the last paragraph of the auditor report on the financial statements does not refer to the audit of the company's internal control over financial reporting. In an amended filing, please have your auditor revise their report to include the paragraph referring to the audit of internal control over financial reporting. Refer to paragraph 88 of PCAOB Auditing Standard No. 5.

Note 6. Costs and Estimated Earnings in Excess of Billings, page F-25

3.   Please reconcile Costs and Estimated Earnings in Excess of Billings of $156.8 million as of June 30, 2015 to the amount presented on the face of the balance sheet of $165.3 million.

Note 11. Goodwill, page F-28

4.   In future filings please expand to also present quantitative disclosure about goodwill by reportable segment. Refer to ASC 350-20-50-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Andri Boerman at (202) 551-3645, or Gary Todd, Senior Accountant, at (202) 551-3605 with any questions. You may also reach me at (202) 551-3676.

Sincerely,

/s/Gary Todd for

Brian Cascio
Accounting Branch Chief
Office of Electronics and Machinery